UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Imperial Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

452834104

(CUSIP Number)

Phillip Goldstein, Brooklyn Capital Management, LLC

Park 80 West—Plaza Two

250 Pehle Ave., Suite 708

Saddle Brook, NJ 07663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

7/09/2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 452834104	Page 2 of 4 Pages

1.	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,428,493
	8.	Shared voting power 0
	9.	Sole dispositive power 2,428,493
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,428,493
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.45%
14.	Type of reporting person (see instructions) IA

13D

CUSIP No. 452834104	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement constitutes Amendment #9 to the schedule 13D filed March 8, 2012. Except as specifically set forth herein, the schedule 13D remains unchanged.

Item 2.	Identity and Background.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

Item 5.	Interest in Securities of the Issuer.

As per the 10Q filed on November 14, 2011 there were 21,202,614 shares of common stock outstanding as of 08/31/2011. The ownership percentage set forth herein was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 2,428,493 shares of IFT, or 11.45% of the outstanding shares.

There have been no transactions in shares of IFT by the reporting persons since those reported in Amendment #8 filed on 7/9/2012. This amendment corrects the number of shares held by the reporting persons that should have been reported in such Amendment #8.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

13D

CUSIP No. 452834104	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Phillip Goldstein Phillip Goldstein

/s/ Andrew Dakos Andrew Dakos

3/26/2013 Insert Date